Exhibit 99.1

GRAVITY REPORTS NON-CONSOLIDATED FINANCIAL RESULTS FOR 2014

Seoul, South Korea, March 27, 2015– GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its non-consolidated financial results for the fiscal year ended December 31, 2014, prepared in accordance with Accounting Standards for Non-Public Entities in Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2014 were KRW 17,340 million (US$ 15,895 thousand), representing a 34% decrease from KRW26,257 million for 2013.

Royalties and licensing fees revenue for 2014 was KRW 13,096 million (US$ 12,005 thousand), representing a 40.6% decrease from KRW 22,060 million for 2013. This decrease primarily resulted from decreased revenues from Ragnarok Online in Japan and the strengthening of the Korean Won against the Japanese Yen.

Subscription revenue increased by 35.7% to KRW 3,320 million (US$ 3,043 thousand) in 2014 from KRW 2,446 million in 2013. The increase resulted mainly from the increase in revenues from Ragnarok Online in Korea.

Mobile game revenue for 2014 was KRW 705 million (US$ 646 thousand), representing a 29.6% increase from KRW 544 million for 2013.

Character merchandising and other revenue was KRW 219 million (US$ 201 thousand) in 2014, representing a 81.9% decrease from KRW 1,207 million in 2013. The decrease was mostly attributable to decreased revenues from Ragnarok Odyssey, a PS Vita game, which was released in 2012.

Cost of revenues was KRW 15,386 million (US$ 14,104 thousand) in 2014, representing a 23.3% decrease from KRW 20,047 million in 2013. The decrease in cost of revenues was mainly attributable to decreased salaries, commission paid, and amortization on intangible assets.

As a result of the foregoing factors, gross profit for 2014 was KRW 1,954 million (US$ 1,791 thousand), representing a 68.5% decrease from KRW 6,210 million for 2013. The gross profit ratio decreased to 11.3% in 2014 from 23.7% in 2013.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A decreased 22.7% to KRW 10,954 million (US$ 10,041 thousand) in 2014 compared with KRW 14,163 million in 2013. This decrease in SG&A was mostly attributable to decrease in salaries, R&D expenses and advertising expenses.

Based on the foregoing factors, the Company recorded an operating loss of KRW 9,000 million (US$ 8,250 thousand) in 2014, compared to an operating loss of KRW 7,953 million in 2013.

Non-operating Income and Non-operating Expenses

Non-operating income for 2014 was KRW 1,894 million (US$ 1,736 thousand) compared with KRW 2,243 million in 2013 representing a 15.6% decrease, which was primarily due to decrease in interest income and foreign exchange gain. Non-operating expenses for 2014 were KRW 5,467 million (US$ 5,011 thousand), a 15.5% decrease from KRW 6,466 million in 2013, which was primarily due to decreased bad debt expense related to Gravity Games Corporation and impairment loss on intangible assets. Such decrease was partially offset by increase of loss on valuation of equity-method investments.

Loss before income tax for 2014 was KRW 12,573 million (US$ 11,525 thousand), compared with loss before income tax of KRW 12,176 million in 2013.

Gravity recorded a net loss of KRW 20,030 million (US$ 18,361 thousand) in 2014 compared with a net loss of KRW 17,955million in 2013.

The balance of cash and cash equivalents and short-term financial instruments was KRW 38,595 million (US$ 35,379 thousand) as of December 31, 2014.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as quoted by the Federal Reserve Bank of New York.